EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the six months ended June 30, 2008 and the five years ended December 31, 2007 were as follows:

	Six Months Ended June 30, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
	(dollars in thousands)
Earnings:
Add:
Income before minority interests in property partnerships, income from unconsolidated joint ventures, gains on sales of real estate and other assets, discontinued operations, cumulative effect of a change in accounting principle and preferred distributions and allocation of undistributed earnings	$171,812	$361,249	$298,767	$290,947	$290,984	$276,132
Gains on sales of real estate and other assets	29,641	957,406	727,131	188,546	9,822	70,627
Amortization of interest capitalized	1,131	2,394	3,387	3,298	2,845	2,640
Distributions from unconsolidated joint ventures	3,060	7,157	8,206	7,179	6,663	8,412
Combined fixed charges and preferred distributions (see below)	153,722	327,362	326,995	340,589	334,082	342,244
Subtract:
Interest capitalized	(19,221)	(31,046)	(5,921)	(5,718)	(10,849)	(19,200)
Preferred distributions	(2,098)	(10,429)	(22,814)	(26,780)	(17,063)	(23,608)

Total earnings	$338,047	$1,614,093	$1,335,751	$798,061	$616,484	$657,247

Fixed charges:
Interest expensed	$132,403	$285,887	$298,260	$308,091	$306,170	$299,436
Interest capitalized	19,221	31,046	5,921	5,718	10,849	19,200

Total fixed charges	$151,624	$316,933	$304,181	$313,809	$317,019	$318,636

Preferred distributions	2,098	10,429	22,814	26,780	17,063	23,608

Total combined fixed charges and preferred distributions	$153,722	$327,362	$326,995	$340,589	$334,082	$342,244

Ratio of earnings to fixed charges	2.23	5.09	4.39	2.54	1.94	2.06

Ratio of earnings to combined fixed charges and preferred distributions	2.20	4.93	4.08	2.34	1.85	1.92